[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 13, 2016

VIA HAND DELIVERY AND EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Abbott Laboratories

Amendment No. 1 to Registration Statement on Form S-4

Filed August 9, 2016

File No. 333-212002

Dear Ms. Hayes:

On behalf of our client, Abbott Laboratories (“Abbott” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 9, 2016, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on August 9, 2016 (the “Registration Statement”).  In connection with this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and is separately furnishing to the Staff three courtesy copies of Amendment No. 2 marked to show changes from the version of the Registration Statement filed on August 9, 2016.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 2.

For your convenience, the Staff’s comments are set forth in bold, followed by responses of the Company.  All references to page numbers in the responses are to the page numbers in Amendment No. 2.

Summary of Financial Analyses, page 64

Overview of Financial Analyses, page 64

1.              We note your revised disclosure in response to prior comments 8 and 10. As it appears that certain companies and transactions that satisfied the criteria used were excluded from the Selected Public Companies and Selected Precedent Transactions analyses, please revise to explain the reason for the exclusion. Also revise to identify more specifically the criteria that were used to select companies for these analyses. For instance, quantify the range of “large cap” companies that Guggenheim deemed “generally relevant” for purposes of the analyses.

Response:  The Company supplementally advises the Staff that Guggenheim Securities has informed the Company that Guggenheim Securities believes that the selected companies and the selected precedent transactions included in its analyses reflect the companies and the transactions, respectively, that in its professional judgment met its selected criteria.  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 67, 69 and 71 of Amendment No. 2 to further clarify the criteria for the selected public companies and selected precedent transactions included in Guggenheim Securities’ analyses.

Selected Precedent Transactions Multiples and Growth Rates, page 69

2.              Please remove the statement “shown for informational purposes” from the chart on page 69, as it is inappropriate to disclaim responsibility for information in the registration statement.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 68, 69 and 72 of Amendment No. 2.  The Company supplementally advises the Staff that Guggenheim Securities has informed the Company that the revised disclosure is intended to assist readers in distinguishing between metrics which Guggenheim Securities used analytically and data which Guggenheim Securities merely provided to St. Jude Medical board of directors as additional reference points.

Material U.S. Federal Income Tax Consequences, page 186

3.              We note your revised disclosure in response to prior comment 19 that describes the tax consequences to holders “who receive Abbott shares and cash pursuant to a transaction constituting a ‘reorganization’ within the meaning of Section 368(a) of the Code.” It is not acceptable merely to describe the tax treatment of transactions constituting reorganizations without application to the specific facts of this particular transaction. Please revise to clarify whether this transaction will constitute a reorganization such that the tax consequences currently described will apply to security holders in this transaction. If you are unable to provide unequivocal disclosure regarding the tax treatment of the mergers, you should disclose why, describing the degree of uncertainty and the implications in the event the transaction does not constitute a reorganization, and include risk factor disclosure.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 188 of Amendment No. 2 and Exhibits 8.1 and 8.2 to Amendment No. 2 have been revised.

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In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by  the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394, Victor Goldfeld at (212) 403-1005 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:                                Michael Gershon, Esq. and Mary Beth Breslin, Esq.,

U.S. Securities and Exchange Commission

Hubert L. Allen, Esq., Executive Vice President, General Counsel and Secretary,

Abbott Laboratories

Jason A. Zellers, Esq., Vice President, General Counsel and Corporate Secretary,

St. Jude Medical, Inc.

Joseph M. Barbeau, Esq.,

Gibson, Dunn & Crutcher LLP